Results of 2011 Operations Compared With Results of 2010 Operations
(Expressed in thousands of U.S dollars, except per share amount)

	December 31, 2011	January 1, 2011	Change	Change
	$	$	$	%
Revenue
SunOpta Foods	988,956	817,441	171,515	21.0%
Opta Minerals	93,120	80,868	12,252	15.2%
Total Revenue	1,082,076	898,309	183,767	20.5%

Gross Profit
SunOpta Foods	110,985	121,454	(10,469)	-8.6%
Opta Minerals	20,746	20,037	709	3.5%
Total Gross Profit	131,731	141,491	(9,760)	-6.9%

Segment Operating Income(1)
SunOpta Foods	33,386	46,442	(13,056)	-28.1%
Opta Minerals	7,577	7,753	(176)	-2.3%
Corporate Services	(7,769)	(11,213)	3,444	-30.7%
Total Segment Operating Income	33,194	42,982	(9,788)	-22.8%

Other expense, net	5,097	10,945	(5,848)	-53.4%
Goodwill impairment	-	1,654	(1,654)	-100.0%
Earnings from continuing operations before the following	28,097	30,383	(2,286)	-7.5%
Interest expense, net	8,839	9,749	(910)	-9.3%
Provision for income taxes	8,047	6,058	1,989	32.8%
Earnings from continuing operations	11,211	14,576	(3,365)	23.1%
Earnings attributable to non-controlling interests	1,636	1,368	268	19.6%
Loss from discontinued operations, net of taxes	(4,350)	(15,092)	10,742	-71.2%
Gain on sale of discontinued operations, net of taxes	71	62,950	(62,879)	-99.9%
Earnings attributable to SunOpta Inc.	5,296	61,066	(55,770)	-91.3%

(1)

When assessing the financial performance of our operating segments, we use an internal measure of operating income that excludes other income/expense items and goodwill impairment charges determined in accordance with U.S. GAAP. This measure is the basis on which management, including the Chief Executive Officer, assesses the underlying performance of our operating segments. We believe that disclosing this non-GAAP measure assists investors in comparing financial performance across reporting periods on a consistent basis by excluding items that are not indicative of our core operating performance. However, this non-GAAP measure of operating income should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. The tables following present a reconciliation of segment operating income to “earnings from continuing operations before the following”, which we consider to be the most directly comparable U.S. GAAP financial measure.

SUNOPTA INC.	45	December 31, 2011 10-K

	Grains			International
	and Foods	Ingredients	Fruit	Foods	SunOpta	Opta	Corporate	Consol-
	Group	Group	Group	Group	Foods	Minerals	Services	idated
	$	$	$	$	$	$	$	$
December 31, 2011
Segment operating income	22,813	4,611	(2,853)	8,815	33,386	7,577	(7,769)	33,194
Other income (expense), net	114	-	2,842	(7,938)	(4,982)	-	(115)	(5,097)
Earnings from continuing operations before the following	22,927	4,611	(11)	877	28,404	7,577	(7,884)	28,097

January 1, 2011
Segment operating income	28,003	13,172	4,095	1,172	46,442	7,753	(11,213)	42,982
Other expense, net	(118)	(160)	(6,430)	(3,362)	(10,070)	(435)	(440)	(10,945)
Goodwill impairment	-	-	-	(1,654)	(1,654)	-	-	(1,654)
Earnings from continuing operations before the following	27,885	13,012	(2,335)	(3,844)	34,718	7,318	(11,653)	30,383

We believe that investors’ understanding of our financial performance is enhanced by disclosing the specific items that we exclude from segment operating income. However, any measure of operating income excluding any or all of these items is not, and should not be viewed as, a substitute for operating income prepared under U.S. GAAP. These items are presented solely to allow investors to more fully understand how we assess financial performance.

SUNOPTA INC.	46	December 31, 2011 10-K